October 28, 2010

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 40

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky and JoAnn Strasser with respect to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement (the “Amendment”) with respect to the Compass EMP Alternative Strategies Fund, formerly the Compass EMP Alternative Asset Fund (the “Fund”).

Your comment regarding the Fund’s name requested that the Fund adopt a policy that it will invest 80% of its net assets, plus borrowings for investment purposes, in alternative assets.

Based on our further discussions with you and Mr. Schaffer regarding permitted definitions of “alternative assets,” the Registrant has agreed to change the name of the Fund to the Compass EMP Alternative Strategies Fund.  The new name of the fund is reflected in the Fund’s Prospectus and Statement of Additional Information in the recently filed Post-Effective Amendment No. 43 to the Registrant’s Registration Statement, and the EDGAR series identifier has also been updated.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP